SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 2014

Commission File Number 0-28800

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DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of December 2014, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated December 5, 2014, entitled "PRO-FORMA FINANCIAL EFFECTS ON THE DISPOSAL OF CERTAIN MINING AND PROSPECTING RIGHTS OF EAST RAND PROPRIETARY MINES LIMITED AND CERTAIN OTHER ASSETS AND LIABILITIES INCLUDING WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: December 5, 2014   By: /s/ Themba Gwebu
                                                     Name: Themba Gwebu
                                                     Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

Interest Rate Issuer code: DRDI

ISIN: ZAE000058723

Issuer code: DUSM

NYSE trading symbol: DRD

("**DRDGOLD**" or the "**Company**")

PRO-FORMA FINANCIAL EFFECTS ON THE DISPOSAL OF CERTAIN MINING AND PROSPECTING RIGHTS OF EAST RAND PROPRIETARY MINES LIMITED AND CERTAIN OTHER ASSETS AND LIABILITIES INCLUDING WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

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1.   INTRODUCTION

Shareholders of DRDGOLD ("**Shareholders**") are referred to the terms of the announcement released on SENS on 25 July 2014 ("**Announcement**") relating to Ergo Mining Operations Proprietary Limited ("**EMO**") and East Rand Proprietary Mines Limited ("**ERPM**") having entered into an agreement to dispose of certain of the underground mining and prospecting rights held by ERPM, and certain other assets and liabilities on the related mining areas (the "**Disposal**"). Unless defined herein, terms used in this announcement shall bear the same meaning as set out in the Announcement dated 25 July 2014.

2.   *PRO-FORMA* FINANCIAL EFFECTS OF THE DISPOSAL

The *pro-forma* financial effects of the Disposal have been prepared using DRDGOLD's financial results for the year ended 30 June 2014. The consolidated *pro-forma* financial effects are presented in a manner consistent with the basis on which the historical financial information has been prepared and in terms of the Group's accounting policies. The *pro-forma* financial effects are prepared for illustrative purposes only, and because of their nature, may not give a fair presentation of the Group's financial position following the disposal. The *pro-forma* financial effects are the responsibility of DRDGOLD's directors.

KPMG Inc, has been appointed to report on the compilation of the *pro-forma* financial effects included below. Copies of the reasonable assurance report is available for inspection at the registered offices of DRDGOLD.

Financial effect of the completion of the Disposal.	Before the Disposal [(1)]	After the Disposal [(2 - 7)]	Change (%)
Basic (loss)/ earnings per share ("EPS") (cents) [(8 & 9)]	(12)	21	275%
Headline earnings per share ("HEPS") (cents) [(9)]	0	1	n/a
Net asset value per share ("NAV") (cents) [(11)]	324	360	11%

Net tangible asset value per share ("NTAV") (cents) [11]	324	360	11%
Weighted number of shares in issue	379 209 441	379 209 441	-
Number of shares in issue	385 383 767	385 383 767	-

Notes to the pro- forma financial effects:

1. The "Before the Disposal "column has been extracted / derived without adjustment from DRDGOLD's audited financial statements for the year ended 30 June 2014.

2. For purposes of the impact of the Disposal on the EPS and HEPS, it has been assumed that the Disposal occurred on 1 July 2013, and for purposes of the NAV and NTAV, it has been assumed that the Disposal occurred on 30 June 2014.

3. The Disposal is effective in various stages, however for the purpose of these *pro-forma* financial effects it is assumed that the Disposal will become effective as a single transaction on the dates referred to under 2 above.

4. In accordance with section 37 of the South African Income Tax Act No 58 of 1962 the proceeds on the Disposal are to be calculated based on an effective value as calculated by the Director General of the Department of Mineral Resources ("**DMR**"), which is to be concluded subsequent to the effective date of the transaction. For the purposes of these *pro-forma* financial effects, it is assumed that this valuation is the same as the proceeds, as agreed between the purchaser and the seller, and that tax payable was settled immediately on the receipt of the proceeds on the Disposal.

5. Various rehabilitation obligations and associated assets may be sold back to ERPM subsequent to the conclusion of the Disposal. An estimate has been included in the *pro-forma* financial effects for the potential rehabilitation obligations and associated assets to be sold back to ERPM ("**Buy-Back Option**").

6. For the purposes of calculating the *pro-forma* financial effects on the EPS and HEPS it has been assumed that the net proceeds resulting from the disposal, will not earn interest as the intended use of the net proceeds is not confirmed.

7. Estimated transaction costs amounting to R 0.5 million has been expensed.

8. EPS was adjusted for the following:

    a. Profit on the Disposal amounting to R 179.7 million, being the receipt of Disposal proceeds of R202.4 million (USD 20.5 million converted at the closing ZAR:USD exchange rate at 1 July 2013 of 9.87), partially offset by the settlement of Indirect taxes amounting to R 24.9 million;

    b. Direct taxes on the Disposal amounting to R 9.6 million;

    c. Loss on exercise of the Buy-Back Option amounting to R 3.2 million; and

    The above entries had no impact on HEPS.

9. EPS (in addition to 8 above) and HEPS were adjusted for the following:

    a. Reduction in ongoing care and maintenance costs associated with the ERPM Sale Assets amounting to R 4.4 million; and

    b. Reduction in the unwinding of rehabilitation provision included in the Disposal amounting to R 0.5 million and growth on rehabilitation funds amounting to R 0.9 million.

10. Total comprehensive income attributable to the owners of the parent increased by R 126.5 million and Non-controlling interest increased by R 44.5 million as a result of the above adjustments.

11. NAV and NTAV has been adjusted for the following:

    a. Net increase in cash and cash equivalents of R 190.3 million, being the receipt of Disposal proceeds of R217.0 million (USD 20.5 million converted at the closing ZAR:USD exchange rate at 30 June 2014 of 10.57), partially offset by the settlement of indirect taxes amounting to R 26.7 million and direct taxes amounting to R nil;

    b. The following items being derecognised on the Disposal:

    - Environmental rehabilitation provisions amounting to R 19.6 million;

    - Rehabilitation funds amounting to R 18.9 million; and

    - Property, plant and equipment amounting to R 1.9 million;

    c. The following items being recognised on the exercise of the Buy-Back Option

    - Environmental rehabilitation provisions amounting to R 12.9 million; and

    - Rehabilitation funds amounting to R 12.4 million;

    d. Equity attributable to the owners of the parent increased by R 139.6 million and Non-controlling interest increased by R 49.0 million as a result of the above adjustments.

12. All of the adjustments with the exception of transaction costs are expected to have a continuing impact on the results of DRDGOLD.

3. **SUSPENSIVE CONDITIONS**

The disposal of the mining rights ERPM GP150MR and ERPM GP151MR (together referred to as "**ERPM 1**"), and the Ancillary Assets are subject to fulfilment / waiver of certain suspensive conditions. The suspensive conditions outstanding as of the date of this announcement are as follows:

1. the 2013 Amendment Application is granted and the section 11 applications are submitted to the DMR in respect of ERPM 1, or alternatively, if the 2013 Amendment Application is not granted, the section 11 application is submitted to the DMR in respect of ERPM GP150MR only, by no later than 120 business days after confirmation of funding has been obtained; and

2. the section 11 applications in respect of ERPM 1 is granted, or alternatively, the section 11 application in respect of ERPM GP150MR only is granted (in the circumstances where the 2013 Amendment Application is not granted), by no later than the second anniversary of the date of submission of the section 11 application to the DMR.

The due date of the above conditions can be extended in certain circumstances.

The disposal of the prospecting right ERPM extension area 2 renewal ("**ERPM 2**") is subject to fulfilment / waiver of certain suspensive conditions. The suspensive conditions outstanding as of the date of this announcement are as follows:

1. the disposal of ERPM 1 and the Ancillary Assets becoming unconditional ("**ERPM 1 Effective Date**"); and

2. by no later than the long stop date (being the earlier of 30 June 2016 and the first anniversary of the date of submission of the section 11 application to the DMR) the related section 11 application is granted.

If the suspensive conditions to the disposal of ERPM 2 are not fulfilled, then only the sale of ERPM 1 and the Ancillary Assets will remain in force.

On 24 November 2014 DRDGOLD received notification from DMR that the ERPM 2 Renewal Right will be granted. The execution of this renewal is expected imminently.

4. **WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT**

Shareholders are referred to the cautionary announcements, the last of which are dated 20 October 2014 and are advised that the pro-forma financial effects of the Disposal have now been finalised and announced.

Johannesburg

5 December 2014

Sponsor:

One Capital

Reporting accountants:

KPMG Inc